FORM 11-K

For Annual Reports of Employee Stock Purchase, Savings
and Similar Plans Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(X) Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the fiscal year ended December 31, 2002

or

( ) Transition Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the Transition Period from ________ to ________
Commission File Number 33-64851

FIRST INDIANA CORPORATION 401(k) PLAN
(Full Title of the Plan)

FIRST INDIANA CORPORATION (Commission File Number 0-14354)
(Name of Issuer of the Securities Held Pursuant to the Plan)

135 North Pennsylvania Street, Indianapolis, IN	46204

(Address of principal executive office)	(Zip Code)

[KPMG logo]

FIRST INDIANA CORPORATION 401(k) PLAN

Financial Statements with
Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

FIRST INDIANA CORPORATION 401(k) PLAN

[KPMG logo]

Independent Auditors’ Report

The Employee Benefits Committee
First Indiana Corporation 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the First Indiana Corporation 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the First Indiana Corporation 401(k) Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Indianapolis, Indiana
May 16, 2003

FIRST INDIANA CORPORATION 401(k) PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001

	2002	2001
Assets held by Trustee:
Investments, at market value:
Money market funds	$470,359	$--
Mutual funds	3,638,421	3,193,724
Common stock of First Indiana Corporation	2,183,570	1,743,739
Collective trust	--	399,639
Participant loans	173,341	99,606
Accrued investment income	--	4,222

Net assets available for plan benefits	$6,465,691	$5,440,930

See accompanying notes to financial statements.

FIRST INDIANA CORPORATION 401(k) PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2002 and 2001

	2002	2001
Net assets available for plan benefits at beginning of year	$5,440,930	$4,709,240

Additions:
Participant contributions	1,540,926	1,279,278
Employer contributions	253,810	184,763
Dividend income	102,183	158,341
Interest income	4,111	8,724
Net depreciation in market value of investments	(432,916)	(581,113)

	1,468,114	1,049,993

Deductions:
Benefits paid to participants	440,197	317,403
Administrative expenses	3,156	900

	443,353	318,303

Net assets available for plan benefits at end of year	$6,465,691	$5,440,930

See accompanying notes to financial statements.

FIRST INDIANA CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)    Description of Plan

The following description of First Indiana Corporation 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan sponsored by First Indiana Corporation which covers all employees of First Indiana Corporation and certain subsidiaries (the Employer) who are age 21 years or older, as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

(b)	Contributions

Eligible participants may elect a salary reduction not to exceed the limitations of section 415 of the Internal Revenue Code, of their compensation from the Employer for each plan year subject to limitations imposed by the Internal Revenue Code. Participants direct the investment of their contributions into various investment options offered by the Plan. The Employer may contribute a matching contribution not exceeding 25% of the first 6% of participant compensation that the participant elects to defer.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit than can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in elective salary reduction contributions and the actual earnings thereon. Vesting in Employer contributions and the earnings thereon is based upon the years of service of the participant. A year of service means a plan year in which the participant completes at least 1,000 hours of service. A participant becomes 25% vested after two years of service and vests an additional 25% for each year of service thereafter and is 100% vested after five years of service.

(e)	Forfeited Accounts

Participants who terminate employment forfeit any non-vested portion of their account. Forfeitures are used to reduce future Employer matching contributions. In 2001, Employer contributions were reduced by $63,752 as a result of forfeited non-vested accounts. As of December 31, 2002, forfeitures aggregating $11,720 were available to reduce future Employer matching contributions.

(f)	Benefits

Upon termination of service due to death or retirement, participants may elect to receive a lump sum payment equal to the value of their vested account balance on the last valuation date before the distribution. The lump sum distribution shall be payable as soon as feasible after completion of the Plan valuation for the valuation period in which the event giving rise to the distribution occurred.

4	(Continued)

FIRST INDIANA CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(g)	Participant Loans

The Plan allows for loans to be made to active plan participants. The maximum amount a participant may borrow may not exceed one-half of the vested value of the participant’s account, up to $50,000, less the participant’s highest outstanding loan amount during the prior twelve months. Loan terms range from one to five years or up to twenty-five years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a fixed interest rate at the prevailing prime rate plus one percent based on the prime rate at the date of the inception of the loan. The interest rates for participant loans range from 5.75% to 10.5%. Principal and interest are paid through bi-weekly payroll deductions.

(h)	Expenses

The majority of the Plan’s expenses are paid by the Employer.

(2)    Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

(b)	Investments

The investments are managed on behalf of the Plan under the terms of an agreement between the Plan and SEI Private Trust Company (Trustee) from July 1, 2002 through December 31, 2002 and the Merrill Lynch Trust Company (former Trustee) from January 1, 2001 through June 30, 2002.

Investments in mutual funds are stated at their quoted market value. Investments in common stock of First Indiana Corporation are unitized. Investment transactions are recorded on a trade-date basis.

(c)	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated November 20, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e)	Payment of Benefits

Benefits are recorded when paid.

5	(Continued)

FIRST INDIANA CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(f)	Risks and Uncertainties

The Plan invests in several types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

(3)    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

(4)     Investments

The following individual investments comprise at least five percent of the market value of net assets available for plan benefits as of December 31:

	2002	2001
First Indiana Corporation Common Stock	$2,183,570	$1,743,739
SEI Diversified Moderate Growth Fund Class A	743,294	–
SEI Core Fixed Income Fund No. 64	628,956	–
SEI Large Cap Growth Fund No. 57	519,581	–
SEI S & P 500 INDES Fund Class A	510,624	–
SEI Liquid Asset Prime Obligation Fund No. 12	467,104	–
SEI Small Growth Fund No. 67	466,960	–
Massachusetts Investors Trust	–	1,067,839
Merrill Lynch Balanced Capital Fund	–	794,203
Merrill Lynch S&P 500 Index Fund	–	436,688
Merrill Lynch Retirement Preservation Trust	–	399,639
Merrill Lynch Aggregate Bond Index Fund	–	333,754
Van Kampen Emerging Growth Fund	–	315,414

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in market value as follows:

	2002	2001
Mutual funds	$(497,037)	$(436,379)
First Indiana Corporation Common Stock	64,121	(144,734)

	$(432,916)	$(581,113)

6	(Continued)

FIRST INDIANA CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(5)    Related Party Transactions

Certain plan investments are shares of mutual funds managed by SEI Trust Company. SEI Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

(6)     Subsequent Events

Effective January 8, 2003, all assets held in the Mooresville Savings Bank 401(k) Plan were merged into the Plan. Total assets transferred into the Plan were $92,815.

FIRST INDIANA CORPORATION 401(k) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2002

Party-in- interest	Identity	Description of investment	Shares	Current value
	Common stock:
*	First Indiana Corporation	Common stock	205,165	$2,183,570

	Mutual funds:
*	SEI Investments
		SEI Liquid Asset Prime Obligation Fund No. 12	467,103	$467,104
		SEI Daily Income Treasury II Fund No. 37	3,255	3,255
		SEI Diversified Moderate Growth Fund Class A	75,004	743,294
		SEI Diversified Fund Cons. Inc. AA Class A	1,358	13,958
		SEI Diversified Fund Cons. Class A	439	4,036
		SEI Large Cap Growth Fund No. 57	37,596	519,581
		SEI Large Cap Value Fund No. 60	33,257	495,525
		SEI S & P 500 INDES Fund Class A No. 155	18,863	510,624
		SEI Small Cap Value Fund No. 58	9,110	130,181
		SEI Small Cap Growth Fund No. 67	45,557	466,960
		SEI Diversified Global Growth Fund Class A	573	5,217
		SEI International Equity Fund No. 95	16,518	120,089
		SEI Core Fixed Income Fund No. 64	59,673	628,956

				$4,108,780

*	Participant loans	Loan Fund, (5.75% - 10.5%) interest rate		$173,341

See accompanying independent auditors’ report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Indiana Corporation 401(k) Plan

(Name of Plan)

Date: June 30, 2003	/s/ William J. Brunner

William J. Brunner
(First Indiana Corporation, Plan Administrator)